             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

---------

*As amended by Releases No.34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*
                             EAGLE BANCSHARES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                         COMMON STOCK, $1.00 PAR VALUE
-------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   26942C-10-9
                                 (CUSIP Number)

                              W. THOMAS KING, ESQ.
                       C/O SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 MARCH 12, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                                Page 1 of 8 Pages

CUSIP No. 26942-C-10-9                 13D      Page    2     of    8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          DAVID R. SERRATO

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares                      -0- SHARES
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each
  Reporting                    7,000 SHARES
 Person With           --------------------------------------------------------

                       (9)     Sole Dispositive Power

                               -0- SHARES
                       --------------------------------------------------------

                       (10)    Shared Dispositive Power

                               7,000 SHARES
                       --------------------------------------------------------


 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          7,000 SHARES
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          .12%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.26942-C-10-9                  13D      Page    3     of   8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          J.C. SERRATO, JR., M.D.

         ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares                      274,300 SHARES
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each
  Reporting                    -0- SHARES
 Person With           --------------------------------------------------------
                       (9)     Sole Dispositive Power

                               274,300 SHARES
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                               -0- SHARES
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          274,300 SHARES
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          4.79 %
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  26942-C-10-9               13D      Page    4      of    8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          or I.R.S. Identification Nos. of Above Persons (Entities Only)

           WARWICK A. JOHNSTON

          --------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares                      -0-
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each
  Reporting                    -0-
 Person With           --------------------------------------------------------
                       (9)     Sole Dispositive Power

                               -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          0 %
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the shares of the common stock, $1.00 par value (the "Common Stock") of Eagle Bancshares, Inc., a Georgia corporation (the "Issuer") whose principal executive offices are located at Main Street, Tucker, Georgia 30085-0086.

         This Statement also serves as Amendment No. 5 to the Schedule 13D, dated February 21, 1991, as amended, filed by J. C. Serrato, Jr., M.D.; and, thereby, further serves as notice that the Reporting Persons (as defined below) are no longer required to report, individually or collectively, their beneficial ownership of the Issuer's equity securities on Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by J. C. Serrato, Jr., M.D., ("Dr. Serrato"), Warwick A. Johnston ("Mr. Johnston") and David R. Serrato ("Mr. Serrato"). The foregoing persons are hereinafter referred to as the "Reporting Persons."

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief.

         Dr. Serrato, Mr. Johnston and Mr. Serrato formed the Committee To Enhance Shareholder Value (the "Shareholders' Committee") of the Issuer, by oral agreement, on or before July 19, 1993, to facilitate the solicitation of proxies for the election of two persons to the Board of Directors of the Issuer at the 1993 Annual Meeting of Shareholders and any adjournments or postponements thereof.

         Effective March 12, 1998, the Reporting Persons have terminated such agreement and, therefore, the existence of the Shareholders' Committee. Moreover, since the most recent amendment to the Schedule 13D, filed by the Reporting Persons on July 19, 1993 ("Amendment No. 4"), the Issuer, by means of a secondary offering in February of 1996 of up to 1,300,000 shares of its Common Stock, the acquisition of Southern Crescent Financial Corp. in October, 1996, upon the issuance of up to 1,108,889 shares of its Common Stock, and the issuance in October of 1996 of up to 200,000 shares of its Common Stock pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan, has increased the aggregate number of the shares of its Common Stock which are outstanding, resulting in substantial dilution of the beneficial ownership of the Reporting Persons. As a result of such dilution, none of the Reporting Persons, individually or in the aggregate, beneficially own greater than 5% of the Issuer's outstanding Common Stock. Therefore, the Reporting Persons are no longer required to report, individually or collectively, their beneficial ownership of the Issuer's equity securities on Schedule 13D.

         (b) and (c)

         The principal address of Dr. Serrato is Columbus Orthopedic Clinic, P.C., 2200 Hamilton Road, P.O. Drawer 9456, Columbus, Georgia 31904. Dr. Serrato is an orthopedic surgeon.

         The principal business address of Mr. Johnston is Kaltek, Inc., 2310 Peachford Road, Atlanta, Georgia 30338. Mr. Johnston is employed as the Executive Vice President of Kaltek, Inc., a technical management consulting firm.

         The principal business address of Mr. Serrato is Lamon & Stern, Inc., 1950 North Park Place, Suite 100, Atlanta, Georgia 30339-2044. Mr. Serrato is employed as a financial consultant.

         (d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.


ITEM 3.      INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) and (b)

         Mr. Serrato beneficially owns 7,000 Shares (or approximately .12%) of the issued and outstanding shares of the Issuer's Common Stock, as a trustee and beneficiary of an irrevocable, testamentary trust (the "Trust"). Mr. Serrato is a trustee of the Trust and, as such, shares voting control of the shares owned by the Trust. Mr. Johnston owns no shares, although his wife, as a beneficiary under the Trust, is the beneficial owner of 1,000 shares of the 7,000 shares owned by the Trust. Mr. Johnston also hereby expressly declares that the filing of this Statement shall not be construed as an admission that he is the beneficial owner of any of the shares covered by this Statement. Dr. Serrato beneficially owns 274,300 shares of the Issuer's Common Stock, which is approximately 4.79% of the issued and outstanding shares of the Issuer's Common Stock. Dr. Serrato has the sole power to vote or to direct a vote and to dispose of or to direct the disposition of 274,300 shares of the Issuer's Common Stock.

         (c) Within the past sixty days, none of the Reporting Persons has purchased or sold any shares of the Issuer's Common Stock.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting

Person, has the right to receive, or the power to direct receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer's Common Stock owned by such Reporting Person.

         (e) On February 12, 1996, the Issuer registered 1,300,000 shares of its Common Stock on a Registration Statement on Form S-2 in connection with a secondary offering. In addition, on October 23, 1996, the Issuer registered 1,108,889 shares of its Common Stock on a Registration Statement on Form S-4 in connection with the acquisition of Southern Crescent Financial Corp. Further, on October 24, 1996, the Issuer registered 200,000 shares of its Common Stock on a Registration Statement on Form S-3 in connection with the Issuer's Dividend Reinvestment and Stock Purchase Plan. The issuance by the Issuer of its Common Stock in the foregoing transactions resulted in the substantial dilution of each of Dr. Serrato's and Mr. Serrato's beneficial ownership thereof. As a result of such dilution, none of the Reporting Persons, individually or in the aggregate, beneficially own greater than 5% of the Issuer's outstanding Common Stock. Therefore, the Reporting Persons are no longer required to report, individually or collectively, their beneficial ownership of the Issuer's equity securities on
Schedule 13D.

ITEM 4. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Dr. Serrato, Mr. Johnston and Mr. Serrato formed the Shareholders' Committee, by oral agreement, on or before July 19, 1993, to facilitate the solicitation of proxies for the election of the Shareholders' Committee nominees to the Board of Directors of the Company at the Annual Meeting. On or about July 19, 1993, Mr. Serrato and Mr. Johnston orally indicated their respective willingness to become a Nominee of the Shareholders Committee for election to the Board of Directors at the Annual Meeting. Effective March 12, 1998, Dr. Serrato, Mr. Johnston and Mr. Serrato have terminated their agreement and, therefore, the existence of the Shareholders' Committee. Apart from the above, there are no contracts, arrangements, understandings or relationships between or among the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 5.      MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Schedule 13D:

             Exhibit 1 Joint Filing Agreement dated March 12, 1998, pursuant to Rule 13d-1(k)(1)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: March 12, 1998



                                       By:    /s/ J. C. Serrato, Jr., M.D.
                                           -----------------------------------
                                             J. C. Serrato, Jr., M.D.


Date: March 12, 1998



                                       By:   /s/ Warwick A. Johnston
                                           -----------------------------------
                                             Warwick A. Johnston


Date: March 12, 1998



                                       By:   /s/ David R. Serrato
                                           -----------------------------------
                                             David R. Serrato